U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G /A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GRAND PERFECTA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38611X 108

(CUSIP Number)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38611X 108	Page 2 of 3

1	Names of Reporting Persons KAZUAKI GOTO
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 38611X 108	Page 3 of 3

Item 1.

(a)	Name of Issuer:

Grand Perfecta, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

123 West Nye Lane, Suite 129

Carson City, NV 89706

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Kazuaki Goto.

Item 4. Ownership.

Ownership (a) — (c)

On June 28, 2018, Mr. Goto exchanged 3,000,000 shares of Company common stock for shares of common stock in Neo Sports Ltd., a Japanese company. After such exchange, Mr. Goto no longer had any beneficial interest in any shares of Company common stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2018	KAZUAKI GOTO
	By:	/s/ Kazuaki Goto